Exhibit 12.1

AIRCASTLE LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31, 2015
	2010	2011	2012	2013	2014
Fixed Charges:
Interest expense	$182,802	$211,046	$224,720	$243,757	$238,378	$62,131
Capitalized interest	4,127	6,506	1,315	—	—	—
Portion of rent expense representative of interest	367	381	307	404	372	92

Total fixed charges	$187,296	$217,933	$226,342	$244,161	$238,750	$62,223

Earnings:
Income from continuing operations before income taxes	$72,412	$132,102	$40,713	$38,943	$111,637	$46,691
Fixed charges from above	187,296	217,933	226,342	244,161	238,750	62,223
Less capitalized interest from above	(4,127)	(6,506)	(1,315)	—	—	—
Amortization of capitalized interest	397	597	800	800	800	200

Earnings (as defined)	$255,978	$344,126	$266,540	$283,904	$351,187	$109,114

Ratio of earnings to fixed charges	1.37x	1.58x	1.18x	1.16x	1.47x	1.75x